Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

September 17, 2025

Re: Caledonia Mining Corp Plc

Form 20-F for the Fiscal Year ended December 31, 2024

Filed May 16, 2025

File No. 001-38164

Dear Sir

We refer to your letter to Mr Ross Jerrard, Chief Financial Officer of Caledonia Mining Corporation Plc (“Caledonia”), dated September 8, 2025 relating to Caledonia’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (“20-F”).

For your convenience, your comments are included below, and we have numbered our response accordingly.

Staff Comment No. 1

We note that your table on page 39, showing mineral resources for the Blanket Mine, Bilboes Surface, Maligreen Surface, and Maligreen Underground, includes summations on the "Grand total" line that were intended to tally inferred volumes with those of other resource categories, though also appears to have counted twice the quantities for tonnes and contained gold of the measured and indicated resources.

We also note that your summation for contained gold associated with the Bilboes indicated resource in the table on page 55 appears to be incorrect.

Given the limited geological evidence underlying estimates of an inferred mineral resource (as defined in Item 1300 of Regulation S-K), which precludes the application of modifying factors in a manner that would be useful for evaluation of economic viability, we generally do not find permissible summations of inferred resources with other categories of resources, and therefore believe that you should eliminate such totals from the tables on pages 39, 49, and 56, consistent with the presentation guidance in Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

Caledonia’s Response:

In respect of the table on page 39 of the 20-F, we acknowledge that the “Grand total” row in the table was included in error, and we acknowledge that inferred resources should not generally be added to other categories of resources.

Registered Office: Caledonia Mining Corporation Plc

B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands, JE2 3EF

info@caledoniamining.com | | www.caledoniamining.com

Directors: John Kelly (Chairman), Mark Learmonth, Stefan Buys, Nick Clarke, Tariro Gadzikwa, Victor Gapare

Lesley Goldwasser, Geralda Wildschutt, Gordon Wylie

We further acknowledge that the numbers in the Grand total row in the table on page 39 are indeed erroneous and counted the underlying amounts twice. This was a clerical error, for which we apologize, but we believe it is evident to readers as such.

We will ensure that grand totals adding together inferred resources to other mineral resources are not included in future annual reports on Form 20-F.

In respect of the table on page 55, we acknowledge that the gold content totals for measured and indicated mineral resources at Bilboes are incorrect. They appear to be historic ore tonnage numbers derived from a previous technical report summary and were included in error. However, the correct totals are shown in the table on page 39 and in the initial assessment which can be found at exhibit 15.4 to the 20-F. We apologize for the clerical error and believe that the error is evident to readers as such and expect that any investor would refer to the correct table on page 39 and in the initial assessment. We agree to fix the errors in the table in future annual reports on Form 20-F.

The corrected table on page 55 (showing the corrections in strikethrough and underline) would read as follows:

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		Mt	g/t	Koz
Measured	Isabella South	1.325	2.34	100
	Isabella North	2.589	2.68	223
	Bubi	1.288	1.95	81
	McKays	0.925	3.05	91
Measured Total		6.128	2.51	495~~241~~
Indicated	Isabella South	5.211	2.17	363
	Isabella North	4.43	2.31	329
	Bubi	14.006	2.19	987
	McKays	3.874	2.37	296
Indicated Total		27.522	2.26	1,976~~8,475~~
Measured + Indicated Total		33.650	2.30	2,470~~8,716~~

Staff Comment No. 2

Please expand your disclosures to include a description of the internal controls that are used in your exploration and mineral resource and reserve estimation efforts, as required by Item 1305 of Regulation S-K.

Caledonia’s Response:

In respect of your request to expand our disclosures to include a description of the internal controls that are used in our exploration and mineral resource and reserve estimation efforts, as required by Item 1305 of Regulation S-K, the technical reports, as referred to and exhibited to the 20-F, include details on the methodology and validation of the mineral resource and reserve estimates. We do not consider the absence of such disclosure in the body of the 20-F to be material and we agree to include expanded summaries of the internal controls, derived from technical reports, in future 20-Fs.

Whilst we hope the above response is sufficient, if you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at AChester@caledoniamining.com or +44 7797824164.

Sincerely

Adam Chester

General Counsel, Company Secretary and Head of Risk and Compliance

Caledonia Mining Corporation Plc